**UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION**

March 19, 2019

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In the Matter of

deeproot Growth Runs Deep Fund, LLC
8200 IH-10 West, Suite 600
San Antonio, TX 78230

**ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No. 333-196364

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  deeproot Growth Runs Deep Fund, LLC filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

  deeproot Growth Runs Deep Fund, LLC has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

  In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 19, 2019.

  For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa Countryman
Acting Secretary